ASK THE AGENT, INC

Principals & Executives:

James G. Beckmann, CEO, 78% ownership, 78,000,000 shares, Common Stock

Gabrielle DeSantis, COO, 5% ownership, 5,000,000 shares, Common Stock

Jay Lucas, CFO, 1% ownership, 1,000,000 shares, Common Stock

Isabel Ho Li, Director of I.T., 1% ownership, 1,000,000 shares, Common Stock

Code Baby, 10% ownership, 10,000.000 shares, Common Stock

Ralph Goldin, 5% ownership, 5,000,000 shares, Common Stock